Exhibit 3

Atna Resources Ltd. (the "Company")

Province of British Columbia

Company Act

Altered Memorandum

as altered by Special Resolutions of

Atna Resources Ltd.

20th day of May, 2003

I wish to be formed into a company with limited liability under the "Company Act" in pursuance of this Memorandum.

1.

The name of the Company is ATNA RESOURCES LTD.

2.

The authorized capital of the Company consists of 150,000,000 Shares, divided into 100,000,000 Common Shares without par value and 50,000,0000 Preferred Shares without par value.  The said Common and Preferred Shares having attached thereto the Special Rights and Restrictions as set forth in the Articles of the Company.

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Atna Resources Ltd. (the "Company")

PART 26

SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE

PREFERRED SHARES

The preferred shares without par value (the “Preferred Shares”) of the company shall have attached thereto the following special rights and restrictions:

26.1

The directors of the company may at any time and from time to time issue the Preferred Shares in one or more Series.  Each Series to consist of such number of shares as may, before issuance of any thereof, be determined by the directors.

26.2

The directors of the company shall, subject as hereinafter provided, by resolution duly passed before the first issue of the Preferred Shares of any Series, alter the Memorandum of the company to fix the number of Preferred Shares in, and to determine the designation of the Preferred Shares of such Series and alter the Articles to create, define and attach the preferences, privileges, rights, restrictions, conditions, and limitations to be attached to the Preferred Shares of such Series.

26.3

The Preferred Shares of any Series may have attached thereto preferences, privileges, rights, restrictions, conditions or limitations with regard to dividends (which, in the case of fixed dividends, shall in all cases be cumulative), whether in cash or otherwise, voting, the right to convert such shares into common shares or otherwise including, without limiting the generality of the foregoing, preferences, privileges, rights, restrictions, conditions, or limitations with respect to (a) the redemption or purchase of Preferred Shares by the company; (b) retraction privileges; (c) sinking funds or funds for the purchase or redemption of Preferred Shares; (d) payment of dividends on any other shares of the company; (e) redemption, purchase or other retirement of any shares of the company or of any subsidiary of the company; (f) the exercise by the company of any right to elect that any one or more dividends are to be paid out of one or more special surplus accounts recognized for tax purposes; (g) subdivision, consolidation or reclassification of any shares of the company; (h) borrowing by the company or any subsidiary of the company; (i) the creation or issue of any debt or equity securities by the company or any subsidiary of the company including the issue of any Preferred Shares in addition to the Preferred Shares at any time outstanding; (j) reduction of capital by the company or any subsidiary of the company; (k) retirement of notes, bonds or debentures or other indebtedness of the company or any subsidiary of the company; (l) conduct of the business of the company or investment of its funds; (m) meetings of holders of Preferred Shares; and (n) the right of holders of Preferred Shares to convert or exchange such shares into shares of any class of the company or into or for any other securities of the company or into or for shares or securities of any other corporation.

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